UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-38036

NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2, No.1 Kwan Street, Sha Tin, New Territories Hong Kong +86-19145546614
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

NFT Limited is furnishing its unaudited condensed consolidated financial statements and footnotes for the six months ended June 30, 2024 and 2023. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2024 is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements and Notes of NFT Limited for the Six Months Ended June 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 1, 2024	By:	/s/ Kuangtao Wang
			Name:	Kuangtao Wang
Chief Executive Officer

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